May 2, 2025

Joel Bennett
Chief Financial Officer
Avenir Wellness Solutions, Inc.
5805 Sepulveda Blvd
Suite 801
Sherman Oaks, CA 91411

        Re: Avenir Wellness Solutions, Inc.
            Form 10-K for the Year Ended December 31, 2022
            Form 10-Q for the Period Ended September 30, 2023
Dear Joel Bennett:

        We issued comments to you on the above captioned filing on April 11, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 16, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences